Yerbaé Brands Co.



ANNUAL REPORT

14850 N Scottsdale Rd #295

Scottsdale, AZ 85254

0

https://yerbae.com/

This Annual Report is dated December 16, 2021.

BUSINESS

Yerbaé is a beverage manufacturer and marketing company that produces leading edge products for the consumer product industry. Our beverage may look like sparkling water, but don't be fooled! Each can is filled with plant based clean caffeine for sustained energy, mental focus, and healthy ingredients that are rich in antioxidants. There is Zero Sugar, Zero Calories, and Zero Guilt. Yerbaé is made with Non-GMO ingredients which include Yerba Mate and White Tea Extract.

Yerbaé was originally founded as Yerbaé LLC owned by the current ownership group in 2016. In August 2020, Yerbaé Brands Co. was incorporated as a C-Corp in Delaware and became the parent company to Yerbaé LLC the subsidiary business. As of September 2020, Yerbaé Brands Co. owns all interests in Yerbaé LLC and has continued operations of the business.

Previous Offerings

Between April 2021 YTD and 2020, we sold 522,062 shares, including Start Engine bonus shares, of Common Non-Voting 2020-1 in exchange for $1.978 per share under Regulation Crowdfunding.

Type of security sold: Conversions of Equity from LLC to C-Corp

Final amount sold: $0.00

Use of proceeds: No funds received, conversion of corporate entities.

Date: September 10, 2020

Offering exemption relied upon: Conversion of LLC units to C-Corp Stock. Family and Friends Investors/Founders

Name: Class B LLC Interest

Type of security sold: Equity

Final amount sold: $2,000,000.00

Number of Securities Sold: 1,923,076

Use of proceeds: Inventory, Marketing and administration

Date: March 19, 2019

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Results of Operations:

Year Ended December 31st, 2020 compared to year ended December 31st, 2019

In the prior two fiscal years, the company operated as Yerbaé, LLC. In August 2020, the company converted to a Delaware C-Corp, Yerbaé Brands Co.

Revenue:

Sales for fiscal year 2020 was $5,867,823 vs $4,672,629 in 2019. Net Sales for fiscal year 2020 was $4,453,156 vs $3,610,897 in 2019. This growth was achieved by expanding to new markets/distributors as well as increasing sales with our current distributors.

Cost of Sales:

Cost of sales in 2020 was $2,413,285 vs 2019 costs of $2,345,233. The decrease in cost per case was driven by improvements in shipping and yield improvements at our production facilities.

Gross Margins:

2020 gross profit increased by $774,208 over 2019 gross profit and gross margins as a percentage of revenues increased from 43% in 2019 to 50% in 2020.

Expenses:

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, and fees for professional services. Our expenses decreased by $118,908 from 2019.

Historical results and cash flows:

Each year our company continues to improve in both sales increases and cost of goods sold. Results may vary year to year at no point can Yerbaé guarantee previous results will predict future results. Yerbaé estimates continued growth of Gross Revenue and is continuously working to improve of the Cost of Goods Sold for long-term shareholder value. In previous years of operating in our experience marketing, production and raw material sourcing have all contributed a significant cash need to ensure the company's success. Cash was generated to support the growth of our business by selling equity to our current investors. In the future, our company will need additional capital to support the growth and expansion of the brand.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $234,920.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

As of 12/31/2020:

Creditor: Gourmet Growth LLC

Amount Owed: $369,319.00

Interest Rate: 12.0%

Maturity Date: January 01, 2022

Gourmet Growth provided a line of credit for production run financing.

Creditor: Small Business Administration

Amount Owed: $150,000.00

Interest Rate: 3.75%

Maturity Date: October 01, 2051

Monthly payments start in October 2021

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Todd Gibson

Todd Gibson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer/Director

Dates of Service: January 01, 2017 - Present

Responsibilities: Primary responsibilities include making major corporate decisions, managing the overall operations and resources of the company, acting as the main point of communication between the board of directors (the board) and corporate operations and being the public face of the company. Mr. Gibson currently receives $100,000 as an annual salary for his role with the company and owns 32.95% of the company as a beneficiary of a trust shareholder.

Name: Karrie Gibson

Karrie Gibson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer/Director

Dates of Service: January 01, 2017 - Present

Responsibilities: Primary responsibilities include overseeing the company's business operations, ensuring effective operational and financial procedures and reports to the CEO. Mrs. Gibson currently receives $100,000 as an annual salary for her role with the company and owns 32.95% of the company as a beneficiary of a trust shareholder.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Class A

Stockholder Name: Todd Gibson Trust

Amount and nature of Beneficial ownership: 4,385,555

Percent of class: 32.95

Title of class: Voting Common Class A

Stockholder Name: Karrie Gibson Trust

Amount and nature of Beneficial ownership: 4,385,555

Percent of class: 32.95

RELATED PARTY TRANSACTIONS

No related party transactions.

OUR SECURITIES

Our authorized capital stock consists of 16,395,017 shares of common stock, par value $2.14 per share. As of December 31, 2020, 16,395,017 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in Yerbaé Brands Co., a Delaware corporation (also referred to as "we", "us", "our", or "Company"), involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each potential investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that consumers think it's a better option than a competing product, or that we will be able to provide products and/or service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups and businesses with only a few years of operations, are difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold and is subject to applicable state and federal laws.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these Securities and there may never be one. As a result, if you decide to sell these Securities in the future, you may not be able to find a buyer. The Company may be acquired by another company, in whole or in part. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the results of our operations based upon currently available information and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

Currently, all of our products are sold in a retail setting in two package sizes of 16oz cans and 12oz cans.

Minority Holder; Securities with No Voting Rights

The Common Stock that an investor is buying has no voting rights. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good-faith business decisions. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there are any assets remaining after all preferences, including but not limited to payments to creditors and stockholder liquidity preferences, have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if the Company sells all the common stock it is offering now, the Company likely will need to raise more funds in the future, and if it can't obtain such additional funds, it likely will fail. Even if the Company does make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, or even worthless, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once the Company meets its target amount for this offering, the Company may request that StartEngine instruct the escrow agent to disburse offering funds to it. At that point, investors whose subscription agreements have been accepted will become Company investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, the Company must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be Company investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products should be able to gain traction in the marketplace at a faster rate than our current growth rate. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Yerbaé has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the

Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

The Company's success is largely dependent upon the personal efforts and abilities of its co-founders, Karrie Gibson and Todd Gibson, who make virtually all the strategic and operational decisions with respect to the management and operation of the Company's business. The loss of either of the foregoing parties could have a material adverse effect on the operations and financial condition of the Company. Further, to be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Yerbaé or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the Company could harm our reputation and materially negatively impact our financial condition and business.

FDA

The FDA has not evaluated the claims made by Yerbaé and all of our products. Our product contains Caffeine and other ingredients that can be regulated. This could have a material effect on our business if regulation is to occur.

Deposit Law

Yerbaé is participating to the best of its knowledge in all regulatory deposit and redemption laws. Laws may change from time to time and this could have a material effect on the business.

Labeling

From time to time Yerbaé will review and update labeling on its packages. We will work diligently to ensure there is not material risk but from time to time we will get consumer complaints and we will address to the best of our ability. In certain cases that may not be enough uin the eyes of the complainant and they may pursue alternative actions.

Shelf life risk

Consistent with industry practices, we maintain and manage product shelf life in our warehouses and facilities once the product is transferred to and from distributor, retail and consumer, which results in a product change of control . As such, we cannot be held responsible or liable for poorly rotated inventory in store or in the event a consumer consumes out of date inventory in the marketplace.

Covid/Natural Disasters

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

Tax Risks Associated with Owning Securities

This information is not intended to and does not provide potential investors with detailed advice related to how the purchase, ownership and disposition of Securities in the Company will be treated for federal or state income tax purposes. The Company urges potential investors to consult with their respective tax advisor for a detailed explanation of how their individual tax-related issues might affect an investment in Securities.

Timing of Tax Liabilities

The timing of tax liabilities may not occur in the same year as any distribution of funds (if any).

Regulatory and Compliance

To the best of its knowledge, the Company is materially compliant with all applicable local, state and federal regulations concerning its current business and products. Applicable laws may change from time to time which could have a material effect on the Company's business. The US Food and Drug Administration has not evaluated the claims made by the Company and our products. Our product contains caffeine and other ingredients that may be regulated, which if regulated could have a material effect on our business. From time to time the Company will complete regulatory and compliance reviews based on evolving interpretations and industry practices, such as updating package labeling. Nevertheless, from time to time the Company may receive complaints, formal and informal, from consumers and their purported representatives. The Company evaluates each claim and engages legal counsel if and when appropriate. At this time and based on its current procedures, the Company is not aware of a material credible claim against the Company.

Limited Operating History

The Company, through its subsidiaries, began its business operations in 2016, and as such it has a limited operating history. In addition to our present financial condition, a number of uncertainties exist that could have an impact on our future operating results, including general economic conditions, relevant market attitude towards our products, market entry of competitors, and numerous other competitive factors. Prospective investors should not use historical, industry or other trends to anticipate our results or trends in future periods. Moreover, there is no assurance that we will achieve our business plan. Our prospects, therefore, must be considered in light of the risks, expenses, and difficulties frequently encountered in establishing a new business in the highly competitive consumer products industry. There is no assurance that we can successfully market our products or generate revenues sufficient to achieve profitable operations. We may never be profitable.

Operating Results May Fluctuate

Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our operating results include, but are not limited to, the following: (1) our ability to maintain customer satisfaction; (2) international, federal, state or local government laws, regulations, and other governmental actions and interpretations thereof; (3) the introduction of new products by competitors; (4) increasing customer acceptance and confidence in the Company's products; (5) our ability to increase awareness of our brand and convince customers of the superior quality of our products; (6) general micro- and macro-economic conditions; and (7) certain events of force majeure, including but not limited to: weather; fire; flood; storms; hurricane; tropical storm; other natural disasters and acts of God; work stoppages; strikes; accidents; protests, riots and other events of unrest; interruptions, loss, malfunctions, or attacks of utilities, communications or computer (software and hardware) services; acts or omissions of any government, or any rules, regulations or orders issued by any governmental authority or by any officer, department, agency or instrumentality thereof.

Prior investor liquidation preferences

As set forth in the Company's Certificate of Incorporation (as amended), certain Existing Stockholders of the Company receive a liquidation preference, which means such stockholders receive a distribution from the Company before you receive anything relative to your investment, if anything is even available before or after such liquidation event.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 16, 2021.

Yerbaé Brands Co.

By /s/ *Todd Gibson*

    Name: Todd Gibson

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

YERBAÉ BRANDS CO.

BALANCE SHEETS

December 31, 2020 and 2019

	2020	2019
ASSETS		
CURRENT ASSESTS		
Cash and cash equivalents	$ 239,267	$ 542,633
Accounts receivable	$ 364,970	$ 328,193
Inventory	$ 418,765	$ 417,144
Prepaid expenses and other current assets	$ 20,229	$ -
TOTAL ASSESTS	**$1,043,230**	**$1,287,970**
LIABILITIES AND **EQUITY (DEFICIT)**		
CURRENT LIABILITIES		
Accounts Payable	$ 462,091	$ 193,582
Accrued Expenses	$173,596	$212,581
Other Current Liabilities	$ 424,773	$ -
Total Current Liabilities	$ 1,060,459	$ 406,163
NOTES PAYABLE	$ 350,000	$ -
Total Liabilities	$ 1,410,459	$ 406,163
EQUITY (DEFICIT)	**(**$ -367,229)	$ 881,807
TOTAL LIABILITIES AND **EQUITY (DEFICIT)**	**$1,043,230**	**$1,287,970**

YERBAÉ BRANDS CO.

STATEMENTS OF OPERATIONS AND CHANGES IN EQUITY (DEFICIT)

For the Years Ended December 31, 2020 and 2019

	2020	2019
SALES	$ 5,867,823	$ 4,672,629
Discounts	($ 1,414,667)	($ 1,061,812)
NET SALES	$ 4,453,156	$ 3,610,897
COST OF SALES	$ 2,413,285	$ 2,345,233
Gross Profit	$ 2,039,872	$ 1,265,664
OPERATING EXPENSES	$ 3,835,633	$ 3,954,541
Loss from Operations	($ 1,795,761)	($ 2,688,877)
OTHER INCOME (EXPENSE)		
Interest Expense	($ 62,155)	($ 5,437)
PPP Loan Forgiveness	$ 312,126	$ -
Total Other Income (Expense)	$ 249,971	($ 5,437)
NET LOSS	($ 1,545,791)	($ 2,694,314)
DEFICIT, BEGINNING OF THE YEAR	$ 881,807	($ 3,154,818)
Contributions	$ 296,613	$ 6,730,939
EQUITY (DEFICIT), END OF THE YEAR	($ 367,229)	$ 881,807

YERBAÉ BRANDS CO.

STATEMENT OF CASH FLOWS

For the Years Ended December 31, 2020 and 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	($ 1,545,791)	($ 2,694,314)
Adjustments to reconcile net loss to net cash flows from operating activities		
(Increase) decrease in		
Accounts receivable	($ 36,777)	($ 308,022)
Inventory	($ 1,621)	$ 65,454
Prepaid Expenses	($ 20,229)	$ 5,583
Increase (decrease) in		
Accounts Payable	$ 268,650	($ 37,117)
Accrued Interest	$ -	($ 291,863)
Accrued Expenses	$ 385,788	($ 63,773)
Total Adjustments	$595,811	($ 629,738)
Net cash from operating activities	($ 949,979)	($ 3,324,052)
CASH FLOWS FROM INVESTING ACTIVIIES		
None	$ -	$ -
Net cash from investing activities	$ -	$ -
CASH FLOWS FROM FINANCING ACTIVIIES		
Contributions	$ 200,000	$ 3,647,542
SBA Loan	$ 150,000	$ -
Start Engine Contributions	$ 296,613	$ -
Net cash from financing activities	$ 646,613	$ 3,647,542
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	($ 303,366)	$ 323,490
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$ 542,633	$ 219,143
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 239,267	$ 542,633
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid for interest	$ 62,155	$ -
SUPPLEMENTAL DISCLOSURES OF NONCASH TRANSACTIONS		
Notes payable and accrued interest converted to members units	$ -	$ 3,083,397

CERTIFICATION

I, Todd Gibson, Principal Executive Officer of Yerbaé Brands Co., hereby certify that the financial statements of Yerbaé Brands Co. included in this Report are true and complete in all material respects.

Todd Gibson

Principal Executive Officer